November 29, 2016

VIA EDGAR CORRESPONDENCE

Kathy Churko
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102

Re:	SA Funds – Investment Trust (the “Registrant”)
SEC File Nos. 333-70423; 811-09195
Comments Pursuant to Review of the Registrant’s Form N-CSR filing for Fiscal Year Ended 6/30/16 (the “Filing”)

Dear Ms. Churko:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Filing, which was submitted via EDGAR to the Securities and Exchange Commission on September 7, 2016. The Staff’s comments were conveyed to the Registrant by telephone on October 21, 2016 and on October 25, 2016.

Below are the Staff’s comments on the Filing and the Registrant’s responses thereto.

1.   Comment: At a meeting of the Investment Companies Expert Panel on February 10, 2011 (the “February Panel”) it was noted that the SEC made comments to funds that have expense recapture plans in place. In circumstances where expenses are being paid back, within its registration statement or other applicable filing, the funds should use a separate line item in the fee table, similar to the presentation treatment for a contractual fee waiver, rather than including this in the “Other Expense” line item. For those funds of the Registrant that are recouping previously waived fees, consider amending your fee table to disclose any recoupment amount as a separate line item in the fee table, similar to the presentation treatment for a contractual fee waiver, rather than including this as a category under the “Other Expense” line item.

Response: At a subsequent meeting of the Investment Companies Expert Panel on September 8, 2011 (the “September Panel”) it was noted that while acknowledging the suggestion of the February Panel to include disclosure regarding recouping previously waived fees, the SEC staff was not prescriptive in where the disclosure should be in the table and would not object if these amounts were presented similar to the presentation of a contractual fee waiver or if they are included in “Other Expenses.” The September Panel stated that Instruction 3(c)(iii) to Item 3 of Form N-1A indicates that within “Other Expenses,” a fund may subdivide this caption into no more than three sub-captions that identify the largest expense or expenses comprising “Other Expenses.” Frequently, the recoupment amount paid is not quantitatively significant, and is not among the three largest components of “Other Expenses.” However, due to the qualitative importance of this item, the SEC staff indicated that in such cases, a fund should separately present these amounts paid. The SEC staff indicated that there are no current plans to update the Form N-1A instructions on this topic.

The Registrant respectfully declines to make the suggested change but, for those Funds that recaptured expenses during the fiscal year ended June 30, 2016, has added Footnote 1 to the “Recapture expenses” line in the fee table in the Registrant’s Prospectus dated October 29, 2016. Footnote 1 states:

The Adviser has contractually agreed to waive its management fees and/or to reimburse expenses so that the Fund’s total annual operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) are limited to [0.65%] of average daily net assets. This expense limitation will remain in effect until October 28, 2021 and may be amended or terminated before such time only with the approval of the Board of Trustees of the Fund. The Adviser may elect to recapture any amounts waived or reimbursed subject to certain conditions, including that repayment does not cause annual operating expenses to exceed [0.65%] of average daily net assets and that any such repayment must be made within three years after the year in which the waiver/reimbursement was made.

This change was made to the SA U.S. Fixed Income Fund, the SA U.S. Core Market Fund, the SA U.S. Value Fund and the SA International Small Company Fund, each of which recaptured expenses during the fiscal year ended June 30, 2016. The expense cap is bracketed as it varies by Fund.

2.   Comment: Please disclose whether the SA U.S. Fixed Income Fund engages in active and frequent trading of portfolio securities to achieve its principal investment strategies. If so, explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance.

Response: The SA U.S. Fixed Income Fund may engage in active and frequent trading of portfolio securities to adjust to changing market conditions and fund flows but such trading is not part of the Fund’s principal investment strategies. To clarify the Fund’s investment strategies the Registrant has amended relevant disclosure in the Prospectus and Statement of Additional Information, each dated October 29, 2016, as follows (new disclosure underlined, deleted disclosure [bracketed]):

Prospectus - The Funds in Greater Detail – SA U.S. Fixed Income Fund

The Fund may invest in other permitted securities [and engage in short-term trading] and enter into futures and options on futures contracts. These investments and techniques are not principal investment strategies and are described under “The Funds in Greater Detail—Fixed Income Funds—Additional Information About the Fixed Income Funds.”

A similar change was made to the SA Global Fixed Income Fund.

Prospectus - Additional Investment Strategies and Risks of the Fixed Income Funds

Portfolio Turnover [Short-Term Trading]. Each Fixed Income Fund may engage in frequent trading of portfolio securities and, therefore, is expected to have a high portfolio turnover rate. The rate of portfolio turnover will depend upon market and other conditions; it will not be a limiting factor when the Sub-Adviser believes that portfolio changes are appropriate. While the Fixed Income Funds generally acquire securities in principal transactions and, therefore, do not pay brokerage commissions, the spread between the bid and asked prices of a security may be considered to be a “cost” of trading. Such costs ordinarily increase with trading activity. However, securities ordinarily will be sold when, in the Sub-Adviser’s judgment, the monthly return of a Fixed Income Fund will be increased as a result of portfolio transactions after taking into account the cost of trading. It is anticipated that short-term instruments will be acquired in the primary and secondary markets. A high portfolio turnover rate may have negative tax consequences to shareholders and may result in increased trading costs. [short-term trading, which could produce higher trading costs and larger taxable distributions. Frequent trading also increases transaction costs, which could detract from a Fund’s performance.]

Statement of Additional Information – Portfolio Turnover

	Fiscal Year Ended	Fiscal Year Ended
Fund	June 30, 2016	June 30, 2015
SA U.S. Fixed Income Fund	140%	202%

* * *

The SA U.S. Fixed Income Fund is expected to have high portfolio turnover rate due to the relatively short maturities of the securities to be acquired. The portfolio turnover rate for the SA U.S. Fixed Income Fund has varied over the two most recently completed fiscal years, as shown in the table above, and is expected to continue to vary from year to year due to market and other conditions. In addition, variations in turnover rates occur because securities are sold when, in the Sub-Adviser’s judgment, the return will be increased as a result of portfolio transactions after taking into account the cost of trading. [For the fiscal year ended June 30, 2016, SA U.S. Fixed Income Fund’s portfolio turnover rate was 140% due to the implementation of variable maturity and variable credit strategies. The U.S. yield curve remained upwardly sloped and the fund invested in the highest expected return segment of the yield curve while selling the lowest expected part of the yield curve. For the fiscal year ended June 30, 2015, SA U.S. Fixed Income Fund’s portfolio turnover rate was unusually high primarily due to the Sub-Adviser’s purchase, on behalf of the Fund, of securities in the highest expected return segment of the yield curve, for which certain securities, such as U.S. Treasury notes, had relatively short holding periods.]

3.   Comment: In the Statement of Assets and Liabilities for each Fund of the Registrant that lends securities separately disclose the value of securities on loan.

Response: The Registrant includes the value of securities on loan in Note 1 of NOTES TO FINANCIAL STATEMENTS – JUNE 30, 2016. To further clarify the value of securities on loan, in future reports the Registrant will amend relevant disclosure in NOTES TO FINANCIAL STATEMENTS as follows (new disclosure underlined):

ASSETS
Investments in unaffiliated securities, at value (Note 1)

4.   Comment: Confirm that non-cash collateral received by the Registrant in conjunction with securities lending activity is comprised of U.S. government securities.

Response: The Registrant confirms that non-cash collateral received by the Funds in conjunction with securities lending activity is comprised of U.S. government securities.

We trust the foregoing is responsive to your comment. Please contact me at (617) 662-1504 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Brian F. Link
Brian F. Link, Esq.

cc:	Deborah Djeu, Chief Compliance Officer, SA Funds – Investment Trust
Mark D. Perlow, Esq., Dechert LLP